Algonquin Power & Utilities Corp. Announces Dates for First Quarter 2021 Financial Results and Conference Call

OAKVILLE, Ontario – April 14, 2021 – Algonquin Power & Utilities Corp. ("AQN") (TSX/NYSE: AQN) today announced plans to release its first quarter 2021 financial results on Thursday, May 6, 2021, after market close. AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 7, 2021, hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.
Conference call details are as follows:

Date:	Friday, May 7, 2021
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(833) 670-0721
	Toll Dial-In Number	(825) 312-2060
	Conference ID	3675026
Webcast:	https://event.on24.com/wcc/r/3079718/2EEC1CE59E87CEB12E20CF93F37B363E
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500